SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings PLC

2015 Annual Financial Report

The Group's Annual Report and Financial Statements have been posted.

Chief Executive's Report

Dear Shareholders,

We are pleased to present Ryanair's 2015 Annual Report. In 2015 we delivered a record 66% increase in profits, from €523m in FY2014 to €867m this year. We are pleased that most of this growth came from lower operating costs (including fuel) while our average fares remained relatively flat. We intend to keep our fares low while competitors are raising prices, as this will underpin strong traffic growth over the coming years. Last year Ryanair opened 143 new routes, and 8 new bases.

For the full version of the Annual Report please view the attached PDF

http://www.rns-pdf.londonstockexchange.com/rns/5748U_1-2015-7-30.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30, July 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary